FILED PURSUANT TO RULE 424(b)5

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 11, 1998

                                  $100,000,000

                        CARLISLE COMPANIES INCORPORATED

                      6.70% SENIOR NOTES DUE MAY 15, 2008

                            ------------------------

     Interest on the Notes is payable on May 15 and November 15 of each year, commencing November 15, 1998. The Notes are not redeemable prior to maturity and are not subject to any sinking fund. The Notes will be represented by one or more global Notes registered in the name of The Depository Trust Company ('DTC') or its nominee. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. See 'Description of Debt Securities' in the accompanying Prospectus.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
                     OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                            INITIAL PUBLIC        UNDERWRITING       PROCEEDS TO
                                                           OFFERING PRICE(1)      DISCOUNT(2)       COMPANY(1)(3)
                                                           -----------------      ------------      --------------
Per Note................................................        99.615%              .650%             98.965%
Total...................................................     $99,615,000           $650,000         $ 98,965,000

------------
(1) Plus accrued interest, if any, from May 22, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $100,000 payable by the Company.

                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about May 22, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.

                            ------------------------

            The date of this Prospectus Supplement is May 19, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING' HEREIN.
                            ------------------------

                                  THE COMPANY

     The Company manufactures and distributes a wide variety of products across a broad range of industries, including, among others, the roofing, real estate construction, trucking, automotive, foodservice, industrial equipment, lawn and garden and aircraft manufacturing industries. The Company markets its products both as a component supplier to original equipment manufacturers ('OEMs'), as well as directly to end users. International sales by the Company accounted for approximately 12% of its net sales for 1997 and 9% for the first three months of 1998.

     While many of the industries in which the Company competes are cyclical and/or mature industries, it has been able to achieve consistent growth in net sales and operating earnings. From 1993 through 1997, the Company's net sales and operating earnings increased at compound annual growth rates of 19.8% and 27.1%, respectively. For the three months ended March 31, 1998, the Company reported net sales of $363.1 million and operating earnings of $34.6 million, representing increases of 26.2% and 36.8%, respectively, from the first three months of 1997. The Company has achieved this growth by adding new businesses through acquisitions, increasing its share in existing markets, broadening its product lines and expanding internationally. The Company's acquisition strategy is to acquire niche manufacturers who are or can be leaders in their markets. The Company strives to quickly integrate acquired companies and manage them for improved productivity and long-term growth by providing financial resources and streamlining operational, selling and administrative functions, where appropriate.

     Sales of the Company's products are reported by distribution to one of the following three industry segments: Construction Materials (25.6% of net sales in 1997), Transportation Products (41.3% of net sales in 1997) and General Industry (33.1% of net sales in 1997). The principal products, services and markets or customers served in each of these industry segments include:

Construction Materials....................  The principal products of this segment are rubber and plastic sheeting used predominantly on non-residential flat roofs and related roofing accessories, including flashings, fasteners, ceiling tapes, coatings and waterproofings. The Company distributes its products under the SynTec brand name, as well as private labels. The Company offers 5- to 15-year warranties in connection with its roofing system sales covering all labor and materials necessary to maintain a leak-free roof. In order to minimize warranty exposure, only
                                            SynTec-trained and certified contractors may install the Company's roofing systems. The markets served include new construction, re-
                                            roofing and maintenance of low slope roofs, water containment, HVAC sealants, and coatings and waterproofing.

Transportation Products...................  The principal products of this segment include heavy-duty friction and braking systems for truck and off-highway equipment, rubber and plastic automotive components, high-grade aerospace wire, specialty trailers, self-contained ISO 40-foot perishable cargo shipping containers, standard and custom built high payload trailers and dump bodies.

                                            Customers include truck OEMs, shipping lines, heavy equipment and truck dealers and aftermarket distributors, commercial haulers, automotive OEMs and system suppliers, and dairy product distributors.

General Industry..........................  The principal products of this segment include small bias-ply rubber tires and wheels, commercial and institutional plastic foodservice permanentware and catering equipment, fiber glass and composite material trays and dishes, specialty rubber and plastic cleaning brushes and stainless steel processing equipment. Customers served by this segment include foodservice distributors, restaurants, golf car manufacturers, power equipment manufacturers, boat and utility trailer manufacturers and dairy and pharmaceutical processors.

     In each industry segment, the Company's products are generally distributed either by Company-employed field sales personnel or manufacturer's representatives. In a few instances, distribution is through dealers and independent distributors. Since many of the Company's customers are OEMs, marketing methods and certain operations are designed to accommodate the requirements of a small group of high-volume producer-customers.

     The Company is engaged in businesses, and its products serve markets, that generally are highly competitive. Product lines serving most markets tend to be price competitive and all lines also compete on service and product performance. No industry segment is dependent upon a single customer, or a few customers, the loss of which would have a material adverse effect on the segment.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes are estimated to be approximately $98.87 million. The net proceeds will be used (i) to repay all amounts outstanding under the Company's existing $125 million revolving credit facility (the 'Revolving Credit Facility'), which are expected to total approximately $85 million at the time of the closing of this offering, and (ii) to repay approximately $10 million of other short-term debt, which was incurred for general corporate purposes. The Company intends to use the remaining net proceeds from this offering (estimated to be approximately $3.87 million) for general corporate purposes.

     Under the Revolving Credit Facility, the Company borrowed (i) $17.2 million to finance acquisitions, and (ii) $29.1 million to finance certain capital expenditures. The remaining borrowings under the Revolving Credit Facility were incurred for general corporate purposes. Borrowings under the Revolving Credit Facility, substantially all of which have been incurred during 1998, bore interest at the rate of approximately 6.1% per annum at March 31, 1998 and will mature in the second quarter of 1998. The other short-term debt to be repaid bore interest at the rate of 5.8% per annum at March 31, 1998 and will mature on February 18, 1999. See 'Underwriting'.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1998 on an historical basis, and as adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds therefrom. See 'Use of Proceeds'.

                                                                                            AT MARCH 31, 1998
                                                                                         -----------------------
                                                                                          ACTUAL     AS ADJUSTED
                                                                                         --------    -----------
                                                                                         (IN THOUSANDS)
Short-term debt (including the Revolving Credit Facility and current maturities)(1)...   $ 92,421     $  10,785
                                                                                         --------    -----------
                                                                                         --------    -----------
Long-term debt (excluding current maturities)
  7.25% senior notes due 2007.........................................................   $150,000     $ 150,000
  8.09% senior notes due 1998-2002....................................................     28,800        28,800
  Industrial development and revenue bonds due through 2014...........................     12,410        12,410
  Notes offered hereby................................................................         --       100,000
  Other, including capital lease obligations..........................................      8,490         8,490
                                                                                         --------    -----------
     Total long-term debt.............................................................    199,700       299,700
                                                                                         --------    -----------
Shareholders' equity
  Common stock, par value $1.00, authorized 50,000,000 shares, issued 39,330,624
     shares...........................................................................     39,331        39,331
  Additional paid-in-capital..........................................................      2,832         2,832
  Retained earnings...................................................................    418,111       418,111
  Cost of shares in treasury..........................................................    (97,303)      (97,303)
                                                                                         --------    -----------
     Total shareholders' equity.......................................................    362,971       362,971
                                                                                         --------    -----------
       Total capitalization...........................................................   $562,671     $ 662,671
                                                                                         --------    -----------
                                                                                         --------    -----------

------------------
(1) $81,636,000 of the short-term debt outstanding at March 31, 1998 is expected to be repaid with proceeds from the offering of the Notes.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected historical consolidated financial data of the Company for each of the five years ended December 31, 1997 have been derived from the audited consolidated financial statements of the Company included in the documents incorporated by reference in the accompanying Prospectus. The selected historical consolidated financial data for the three months ended March 31, 1997 and 1998 is unaudited; however, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the consolidated financial position and results of operations for these periods have been included. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the full year. The following data should be read in conjunction with the Company's consolidated financial statements and related notes thereto included in its Annual Report of Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, each of which is incorporated by reference in the accompanying Prospectus.

                                                                                                      THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                         MARCH 31,
                                           --------------------------------------------------------   -------------------
                                             1993       1994       1995        1996         1997        1997       1998
                                           --------   --------   --------   ----------   ----------   --------   --------
                                                                                                          (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA
  Net Sales..............................  $611,270   $692,650   $822,534   $1,017,495   $1,260,550   $287,819   $363,090
  Cost of goods sold.....................   452,792    516,282    624,860      779,797      974,089    224,227    284,535
                                           --------   --------   --------   ----------   ----------   --------   --------
    Gross profit.........................   158,478    176,368    197,674      237,698      286,461     63,592     78,555
  Selling and administrative expenses....    98,449    102,992    109,236      128,676      143,246     34,464     40,107
  Research and development
    expenses.............................    11,165     11,933     12,339       11,900       15,824      3,855      3,886
                                           --------   --------   --------   ----------   ----------   --------   --------
  Operating earnings.....................    48,864     61,443     76,099       97,122      127,391     25,273     34,562
  Interest and other expenses, net.......    (1,952)    (2,652)    (3,241)      (5,082)     (10,607)    (3,049)    (3,191)
                                           --------   --------   --------   ----------   ----------   --------   --------
  Earnings before income taxes...........    46,912     58,791     72,858       92,040      116,784     22,224     31,371
  Income taxes...........................    18,534     23,223     28,777       36,360       46,118      8,803     12,392
                                           --------   --------   --------   ----------   ----------   --------   --------
    Net earnings.........................  $ 28,378   $ 35,568   $ 44,081   $   55,680   $   70,666   $ 13,421   $ 18,979
                                           --------   --------   --------   ----------   ----------   --------   --------
                                           --------   --------   --------   ----------   ----------   --------   --------
  Basic earnings per share...............  $   0.93   $   1.17   $   1.43   $     1.84   $     2.34   $   0.44   $   0.63
  Diluted earnings per share.............      0.92       1.15       1.41         1.80         2.28       0.43       0.62
  Average shares outstanding-basic(1)....    30,590     30,519     30,759       30,281       30,235     30,364     30,176
  Average shares outstanding-
    diluted(1)...........................    30,956     30,960     31,266       30,953       31,025     31,129     30,735
  Dividends paid per share...............  $  0.350   $  0.380   $  0.420   $    0.465   $    0.525   $ 0.1225   $ 0.1400
BALANCE SHEET DATA AT PERIOD END
  Net working capital(2).................  $144,474   $164,669   $153,709   $  175,285   $  191,450   $203,286   $234,285
  Total assets...........................   420,363    485,283    542,423      742,463      861,216    780,245    957,436
  Long-term debt.........................    59,548     69,148     72,725      191,167      209,642    216,457    199,700
OTHER DATA
  Ratio of earnings to fixed
    charges(3)...........................      9.89       9.73       8.70         7.47         6.06       5.12       5.34
  Debt as a percentage of total
    capital(4)...........................        21%        22%        21%          38%          38%        41%        44%
  Capital expenditures...................  $ 28,490   $ 31,082   $ 37,467   $   34,990   $   59,531   $ 10,255   $ 29,087
  Depreciation and amortization..........    20,688     21,940     23,230       29,758       38,755      9,876     11,866

------------------
(1) On June 1, 1993 and January 15, 1997, the Company completed two-for-one splits of its common stock, par value $1.00 per share. All references to average shares outstanding and earnings per share reflect these stock splits.
(2) Net working capital at March 31, 1998 excludes short-term borrowings of $81,636,000 to be repaid with proceeds from the offering of the Notes.
(3) For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals). The earnings to fixed charges calculation reflects the Company's proportionate share of income, expense and fixed charges attributable to the Company's investment in majority-owned unconsolidated subsidiaries and joint ventures.
(4) The percentage of debt to capital at March 31, 1998 includes short-term borrowings of $81,636,000 to be repaid with proceeds from the offering of the Notes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the 'Management's Discussion and Analysis of Financial Condition and Results of Operations' contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and the Company's Annual Report on Form 10-K for the year ended December 31, 1997, each of which is incorporated by reference in the accompanying Prospectus.

     This Prospectus Supplement, the accompanying Prospectus and the information incorporated therein by reference contain certain forward looking statements which are subject to various risks and uncertainties. Many factors could cause the Company's actual results to differ materially from such forward looking statements, including, but not limited to, the impact of changes in the domestic and international economies, the successful integration of businesses acquired by the Company, the impact of competitive products and pricing, including the loss of market share through competition, changes in interest rates and price fluctuations in foreign currencies, adverse weather conditions in the markets served by the Company, the Company's ability to continue to broaden its product lines and to meet internal performance goals, and the effects of state and federal regulation on the Company's businesses. With respect to the issue of Year 2000 compliance, the Company has remediation programs in place for its systems that are not currently Year 2000 compliant. The total cost of compliance is not expected to have a material impact on the Company's operations, liquidity or capital resources. However, the Company is unable to predict all the implications of the Year 2000 issue as it relates to the Company's customers, suppliers and other entities.

                        NET SALES AND OPERATING EARNINGS
                                   BY SEGMENT

                                                                                                THREE MONTHS
                                                                      YEAR ENDED                   ENDED
                                                                     DECEMBER 31,                MARCH 31,
                                                            ------------------------------    ----------------
                                                             1995       1996        1997       1997      1998
                                                            ------    --------    --------    ------    ------
                                                            (IN MILLIONS)
NET SALES:
  Construction Materials.................................   $308.3    $  325.2    $  322.3    $ 56.6    $ 70.3
  Transportation Products................................    278.9       371.5       521.2     123.6     154.8
  General Industry.......................................    235.3       320.8       417.1     107.6     138.0
                                                            ------    --------    --------    ------    ------
     Total net sales.....................................   $822.5    $1,017.5    $1,260.6    $287.8    $363.1
                                                            ------    --------    --------    ------    ------
                                                            ------    --------    --------    ------    ------
OPERATING EARNINGS:
  Construction Materials.................................   $ 36.7    $   43.6    $   49.4    $  5.9    $  8.1
  Transportation Products................................     20.2        27.5        45.1      10.2      15.3
  General Industry.......................................     29.6        40.2        50.9      13.5      15.8
  Corporate expenses.....................................    (10.4)      (14.2)      (18.0)     (4.4)     (4.6)
                                                            ------    --------    --------    ------    ------
     Total operating earnings............................   $ 76.1    $   97.1    $  127.4    $ 25.2    $ 34.6
  Interest and other expenses, net.......................     (3.2)       (5.1)      (10.6)     (3.0)     (3.2)
                                                            ------    --------    --------    ------    ------
  Earnings before income taxes...........................   $ 72.9    $   92.0    $  116.8    $ 22.2    $ 31.4
  Income taxes...........................................     28.8        36.3        46.1       8.8      12.4
                                                            ------    --------    --------    ------    ------
     Net earnings........................................   $ 44.1    $   55.7    $   70.7    $ 13.4    $ 19.0
                                                            ------    --------    --------    ------    ------
                                                            ------    --------    --------    ------    ------

THREE MONTHS ENDED MARCH 31, 1998 AND 1997

     The Company achieved record first quarter net sales of $363.1 million and net earnings of $19.0 million or $.62 a share (diluted). First quarter sales increased 26% over 1997 sales of $287.8 million. Earnings rose 42% over 1997 first quarter earnings of $13.4 million or $.43 a share (diluted). Record first quarter performance was spurred by the strong segment sales and earnings growth for all of the Company's segments.

     Construction Materials segment net sales of $70.3 million rose 24% over 1997 levels of $56.6 million. Segment earnings for the quarter improved 37% to $8.1 million compared to 1997 earnings of $5.9 million. The mild winter weather experienced in the Northeastern and Midwestern United States enabled construction projects to continue with few interruptions, thus sustaining demand for roofing products during the generally slow first quarter and contributing to unusually good first quarter results.

     Transportation Products segment net sales of $154.8 million reflected a 25% increase over 1997 net sales of $123.6 million, while first quarter segment earnings of $15.3 million outpaced 1997 earnings of $10.2 million by 50%. Significant improvements in the operating performance of the Company's container manufacturing operation coupled with continued positive results of the container leasing joint venture were the primary contributors to the increase in this segment's 1998 first quarter earnings. Sales and earnings of the Company's wire operations continue to benefit from the strong aerospace and data communications markets. In March 1998, the Company completed the acquisition of Vermont Electromagnetics Corp., a manufacturer of specialty coaxial cable assemblies and connectors serving the computer, medical electronics and telecommunications markets. The specialized trailer operations continue to report favorable sales and earnings resulting from expanded market share and the introduction of several new products. Improved sales and earnings at the Company's heavy-duty friction and industrial friction operations reflect favorable product mix. The Company's engineered products operations continue to show improved sales and earnings through the on-going integration of the Johnson Controls assets purchased in October 1996. The Company also completed the establishment of a joint venture with Lander Plastics, Ltd. in March 1998, which will expand its capabilities to manufacture and supply components to automotive customers in the United Kingdom and other European countries.

     General Industry segment net sales rose 28% to $138.0 million for the first quarter from $107.6 million in 1997. Earnings for the first quarter increased 17% to $15.8 million over 1997 earnings of $13.5 million. The integration of the Company's 1997 specialty tire and wheel acquisitions, coupled with favorable manufacturing performances contributed significantly to this segment's sales and earnings increase. Foodservice sales improved over 1997 levels reflecting favorable customer response and market share gains, but this unit continues to face margin pressures. This segment's first quarter results also benefited from the expansion of the Company's brush manufacturing operations. The Company's stainless steel processing equipment operations also contributed to the favorable first quarter sales results.

     Gross margins were 21.6% of sales during the first three months of 1998 compared to 22.1% for the same period in 1997. This decrease reflected the continued change in sales mix across all segments.

     Selling and administrative expenses as a percentage of sales declined to 11% in the first three months of 1998 from 12% in the same period of 1997. This decline reflected the Company's continued commitment to control costs throughout all operations, as well as an increase in the proportion of operations with lower cost structures.

     Interest expense increased to $5.0 million for the first quarter of 1998 compared to $4.0 million for the same period of 1997, reflecting the increased level of debt. The increased borrowings were used to finance acquisitions and capital expenditures.

     Capital expenditures totaled $29.1 million for the first quarter of 1998 compared to $10.3 million for the first quarter of 1997. This increase was attributable to investments in injection-molding and blow-molding equipment in the automotive components operations, the purchase of facilities for the specialty wheel operations and the purchase of warehousing space for finished specialty tire and wheel assemblies and EPDM roofing materials. Other significant projects in the first quarter of 1998 included plant and equipment to manufacture TPO roofing membranes as well as warehousing and distribution systems for the foodservice operations.

     Working Capital was $152.6 million at March 31, 1998 compared to $191.5 million at December 31, 1997 and $203.3 million at March 31, 1997. Excluding short-term borrowings, working capital for the quarter increased $29.3 million. The increase in receivables, inventory and current liabilities reflected increased sales levels partially offset by improved working capital management.

YEARS ENDED DECEMBER 31, 1997 AND 1996

     The Company's net sales grew to $1.26 billion in 1997, up 24%, or $243.0 million, from 1996 sales of $1.02 billion. This increase was due to the expansion of product lines and market shares of the Company's core businesses and the integration into existing operations of several acquisitions made in 1996.

     In 1997, net earnings reached $70.7 million, or $2.28 per share of common stock, a 27% increase over 1996 net earnings of $55.7 million, or $1.80 per share. This increase in earnings was attributable to the higher sales level, and the improved operating margins resulting from the Company's continued focus on manufacturing and distribution costs.

     Although not having a significant effect on the year's sales or earnings, a record number of acquisitions were completed in 1997. Throughout the year, the Company acquired several small bias-ply tire and wheel manufacturing and distributing companies, which extended both the Company's product offerings and geographic distribution of tire and wheel assemblies to lawn and garden, trailer and other OEMs. These transactions were as follows: (i) The City Machine & Wheel Company, (ii) The Neilson Wheel Company, Inc., (iii) Conestoga Tire & Rim Inc.,
(iv) Wheeltech North America Inc., and (v) Tilden Corporation. In April, the Company purchased Overland Brakes Incorporated, a small spring-brake manufacturing company, complementing the Company's heavy duty friction products. In December, the Company purchased Zimmerman Brush Co., a small, privately owned manufacturer of brushes for the janitorial and sanitation market. In December, the Company also signed letters of intent to purchase Hardcast Europe, a Dutch manufacturer of specialty adhesive and sealant products for the European construction market, and to establish a joint venture with Lander Plastics, Ltd., a British manufacturer of plastic automotive components. The Hardcast Europe acquisition was completed in January 1998 and the Lander Plastics joint venture was established in March 1998. In addition, the Company completed the following divestitures in 1997: (i) in February, the Company divested the remaining operations of Carlisle Engineered Metals, a metal roofing company, and
(ii) in October, the Company sold Braemar, Inc., a small manufacturer of medical monitoring devices.

     Construction Materials segment net sales declined by 0.9% to $322.2 million in 1997, from $325.2 million in 1996, as a slight increase in sales of the ongoing business was offset by the divestiture of the remaining assets of Carlisle Engineered Metals. The 1997 earnings of $49.4 million in this segment were up 13.3% over 1996 earnings of $43.6 million, reflecting improving margins from a changing product mix, improved warranty results and the elimination of losses due to the divestiture of the metal roofing company.

     Transportation Products segment net sales reached $521.2 million in 1997, 40.3%, or $149.7 million, over 1996 sales of $371.5 million. The increases in 1997 sales reflected the full-year effect of the consolidation of the Engineered Plastics Division of Johnson Controls, acquired in October 1996, with Geauga Company to form Carlisle Engineered Products, which supplies highly engineered plastic, rubber and metal components to the automotive industry. Also contributing to the 1997 sales growth in this segment were the continued robust sales of aircraft wire, increased direct sales of refrigerated containers, penetration of additional channels of distribution of heavy duty friction products to the aftermarket, and increased sales of specialty trailers to construction markets. Operating earnings in this segment climbed 64.0%, or $17.6 million, to $45.1 million from $27.5 million in 1996. This increase reflects the higher level of sales of components to the automotive industry, aircraft wire and specialty trailers, as well as increased margins due to improved manufacturing processes in the specialty trailer business and especially in the refrigerated container business.

     General Industry segment net sales grew 30.0%, or $96.3 million, to $417.1 million in 1997 from $320.8 million in 1996. This increase was primarily due to internal growth of tire and wheel assemblies, plastic foodservice products and in-plant processing equipment through expanding the Company's market shares of current products and extending existing products to new markets. The full-year effect of acquisitions made in 1996 and acquisitions made in 1997 accounted for approximately 29% of the increase in 1997 sales in this segment. Operating earnings in this segment in 1997 increased 26.3%, or $10.6 million, to $50.9 million, from $40.3 million in 1996, reflecting the higher level of sales.

     Total costs, which include raw material, manufacturing, selling, general and administrative costs, expressed as a percentage of total sales, continued to decline in 1997 to 89.9% of sales, down from 90.5% of sales in 1996. This decline in total costs reflected an ongoing focus on improving purchasing, manufacturing and distribution of products throughout all of the Company's operations.

     Gross margins declined from 23.4% in 1996 to 22.7% in 1997. While operations across all segments maintained consistent gross margins generally, this decline largely reflected the changing mix in the Company's total sales. In 1997, operations with lower gross margins, but also with lower corresponding selling, general and administrative costs, represented greater proportions of total Company sales.

     Selling and administrative costs, expressed as a percent of sales, declined from 12.6% in 1996 to 11.4% in 1997, reflecting both disciplined cost control throughout all operations and the increasing proportion of activities with lower cost structures in Company's overall sales.

     Interest expense increased to $16.5 million in 1997 from $9.1 million in 1996, due to the increasing level of debt used to finance acquisitions and capital expenditures at relatively constant interest rates.

     Income taxes for financial reporting purposes remained constant at an effective rate of 39.5% of earnings before tax in 1997 and 1996, generally reflecting stable federal and state tax rates.

     Accounts receivable were $184.8 million, an increase of 16.6% over the 1996 level of $158.5 million. This increase was consistent with a higher level of sales, partially offset by an increasing portion of sales from businesses that require a lower investment in accounts receivable, and an ongoing effort to manage receivables at all operations.

     Inventories, valued primarily by the last-in, first-out (LIFO) method, were $180.3 million at year-end 1997, a 31.5% increase over the 1996 year-end level of $137.1 million. Approximately one-third of this increase was due to acquisitions made during the year, while seasonal buildup, strong demand and backlogs at most operations explain the remaining two-thirds.

     Capital expenditures totaled $59.5 million in 1997, a significant increase over the 1996 level of $35.0 million. This increase was primarily attributable to investments in injection-molding and blow-molding equipment to meet growth opportunities in the Company's automotive components operation. Additionally, other significant projects in 1997 included plant and equipment to manufacture TPO roofing membranes, additional warehousing space for finished specialty tire and wheel assemblies and EPDM roofing products, increased production capacity of heavy duty friction products, increased capacity to produce TuffliteTM wire and in-plant processing equipment for the food and pharmaceutical industries. In 1996, the major projects included equipment to produce a pressure-sensitive tape line for EPDM rubber roofing systems, presses and tire building machines for a specialty tire plant in Trinidad and cable wrapping equipment for TuffliteTM wire.

     Cash flows provided by operating activities were $83.0 million in 1997, a slight decline from $86.0 million in 1996. This decline was primarily due to higher levels of inventories offsetting increases in net earnings and depreciation and amortization charges to earnings. Cash used in investing activities was $93.2 million, a decrease from the 1996 level of $165.4 million, resulting from lower levels of acquisitions in 1997, partially offset by the increased level of capital expenditures. The net cash provided by financing activities in 1997 was $3.6 million, which reflected increases in debt offset by dividend payments and stock repurchases. The cash provided by financing activities of $84.5 million in 1996 was essentially due to increases in debt financing.

     The Company has a $125.0 million revolving credit facility available for acquisitions and general corporate purposes. In January 1997, the Company issued to the public $150.0 million of ten-year bonds at a rate of 7.25%. The net proceeds from these bonds were used to repay amounts outstanding under the revolving credit facility and to fund other needs throughout 1997. The Company's primary sources of liquidity and capital are cash flows from operations and borrowing capacity. The Company continues to maintain substantial flexibility to meet anticipated needs for liquidity and capital investment opportunities.

     In recognition of the Company's responsibilities toward matters of environmental concern, programs are in place to monitor and test facilities, and, where practical, to recycle materials. The Company has not incurred any material charges relating to environmental matters in 1997 or in prior years, and none are currently anticipated.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), 'Disclosures about Segments of an Enterprise and Related Information.' This statement adopts the management approach to classifying the segments of an enterprise, which is different from the current industry approach. The provisions of this statement will be implemented with the year ending December 31, 1998.

YEARS ENDED DECEMBER 31, 1996 AND 1995

     The Company's net sales increased 24% in 1996 to $1.02 billion, up $195.0 million from $822.5 million in 1995. Net earnings of $55.7 million, or $1.80 per share, were up 26% from $44.1 million, or $1.41 a share, in 1995. Each of the Company's three operating segments reported significant increases in both sales and earnings from improvements in ongoing operations augmented by acquisitions made during the year.

     The Company completed five acquisitions in 1996. In February, the Company purchased the assets of Insul-Foam, Inc., enhancing its position in the non-residential roofing market. In March, the Company purchased Intero, Inc. and Unique Stamping, Inc., manufacturers of steel and aluminum rims for trailer wheel manufacturers and wheels for the automotive aftermarket. These acquisitions are integral to the Company's strategy of providing specialty tire and wheel assemblies to the original equipment markets. In August, the Company completed the acquisition of Scherping Systems, Inc. and Scherping Controls, Inc., a leading supplier of cheese processing equipment for the dairy industry, extending the Company's stainless steel processing equipment capabilities. In September, the Company acquired Hartstone, Inc., a designer and manufacturer of ceramic tableware, cookware and decorative kitchenware, adding new products to the Company's foodservice business. In October, the Company completed its acquisition of The Engineered Plastics Division of Johnson Controls, Inc., a supplier of precision-molded automotive components and blow-molded bumper beams that are sold to major automakers in North America. This acquisition has been consolidated with Geauga Company to form Carlisle Engineered Products, expanding the Company's technical and manufacturing capabilities as a supplier to the transportation equipment industry.

     In 1995, the Company completed four acquisitions, adding principally to the transportation products segment. The Company acquired the assets of Thunderline Corporation, a producer of rubber parts for the automotive industry. In June, the Company completed the acquisition of Trail King Industries, Inc., the leading manufacturer of specialized low bed trailers used in the transportation of construction equipment and in other commercial applications. In September, Trail King finalized the complementary acquisition of Ti-Brook, Inc., a designer, manufacture and distributor of specialized dump bodies and trailers. In October, the Company acquired Walker Stainless Equipment Company, a leading supplier of transportation trailers for liquid food products, as well as a designer and manufacturer of in-plant processing equipment for the food, pharmaceutical and chemical industries.

     Construction Materials segment net sales increased 5% in 1996 to $325.2 million compared to $308.3 million in 1995. Increases in domestic shipments of roofing membranes of 7% in 1996 contributed to these results. The 1995 sales include $10.7 million from the West Coast portion of the Company's metal roofing business, which was divested in 1996 because of unsatisfactory results. Segment earnings in 1996 increased to $43.6 million, or 19% over 1995 results because of a favorable product mix and effective cost control.

     Transportation Products segment net sales were $371.5 million in 1996, an increase of 33%, or $92.6 million, over 1995 net sales of $278.9 million. While acquisitions accounted for 36%, or $32.9 million of the growth in 1996, all operations in this segment recorded sales gains. Segment earnings improved 36%, or $7.3 million, in 1996 to $27.5 million from $20.2 million in 1995. Results in the heavy duty friction operations were strengthened in 1996 with the success of its Altec re-manufactured brake shoe operation, which provides a finished product to the aftermarket. Offsetting this improvement in the aftermarket were significant declines in sales to truck and trailer manufacturers because of reduced build levels. Brake products experienced solid sales growth in 1996 as a result of continued penetration in international markets and new product offerings. Earnings from friction and brake products improved 19% in 1996 due to increased margins from sales in the replacement market and productivity improvements, which were offset in 1995 by the impact of closing the Brazilian operations. The specialized truck and trailer operations, acquired in the third and fourth quarter of 1995, experienced shortfalls in the market for commercial trailers and dump trailers, resulting in a slight decline in 1996 sales, compared to 1995's full year sales. Sales of aircraft wire increased 63% in 1996, because of increases in the production of commercial aircraft. Earnings from this operation out paced sales through improved manufacturing productivity. The Company's refrigerated container leasing joint venture continued to grow in sales and earnings from increased market penetration in both 1996 and 1995, offsetting losses in the Company's container manufacturing operations.

     General Industry segment net sales were $320.8 million in 1996, an increase of 36%, or $85.5 million, over 1995 sales of $235.3 million. Segment earnings were $40.3 million in 1996, an increase of 36%, or $10.7 million, over 1995 earnings of $29.6 million. Sales in the Company's specialty tire and wheel operation increased 36% in 1996 not only because of the 1996 acquisition of Intero/Unique, but also because of continued market share gains in lawn and garden, trailer and golf car markets. The specialty tire and wheel 1996 sales gains were offset by softening in the lawn and garden OEMs, as several major customers reduced production schedules to balance excess inventories. Earnings from ongoing operations were strengthened by improved manufacturing productivity. Despite weakened markets in 1996, sales in the foodservice operations increased 3% compared to 1995 as a result of increased market penetration, expanded product offerings, international sales and acquisitions. Earnings in the foodservice operations increased by 20% in 1996 primarily because of improvements in productivity. The acquisition of Walker Stainless Equipment in 1995 and Scherping Systems in 1996 contributed to the sales and earnings from the manufacturing of in-plant processing equipment.

     Gross margins as a percent of sales were 23.4% in 1996 and 24.0% in 1995. This decline reflected not only depressed selling prices, plus the first year start-up costs in 1995 in the Company's container manufacturing operation, but also lower gross margins in acquired companies, which were offset by corresponding lower SG&A cost structures. Operations across all segments, however, maintained consistent margins, with higher production volumes allowing manufacturing expenses to be absorbed effectively.

     Selling and administrative expenses, as a percent of sales, declined from 13.3% in 1995 to 12.6% in 1996, reflecting disciplined cost control activities applied against increased sales throughout all operations. Expense levels in the construction materials segment were reduced approximately $1.9 million compared to 1995, primarily because of the divestiture of the engineering metals operation on the West Coast in early 1996.

     Research and development expenses decreased to $11.9 million in 1996, compared to $12.3 million in 1995. Heavy duty friction operations completed its new technology center in Charlottesville, Virginia. The increase in R&D expenditures for high performance wire resulted from purchases of materials for microwave coaxial cable and high speed 'Z-Skew' product development. The truck and trailer operations have incurred R&D expense in new product development.

     Interest expense was $9.1 million in 1996 and $6.1 million in 1995. The increase in interest expense was attributable primarily to the Company's increased levels of debt.

     Income taxes were computed for financial reporting purposes at 39.5% in 1996, the same rate used in 1995.

     Net earnings increased 26% to $55.7 million, or $1.80 a share, in 1996. This compares to total net earnings of $44.1 million, or $1.41 a share, in 1995.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the 'Debt Securities') supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth under the caption 'Description of Debt Securities' in the accompanying Prospectus, to which description reference is hereby made. Except as otherwise defined herein, capitalized terms defined in the accompanying Prospectus have the same meanings when used herein.

GENERAL

     The Notes will be limited to $100,000,000 aggregate principal amount and will mature on May 15, 2008. The Notes will be issued pursuant to an Indenture dated as of January 15, 1997. Interest at the annual rate set forth on the cover page of this Prospectus Supplement will accrue from May 22, 1998 and is to be payable semiannually in arrears on May 15, and November 15, of each year, commencing November 15, 1998, to the Persons in whose names the Notes are registered at the close of business on the preceding May 1 and November 1, respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. All payments on the Notes will be made in United States dollars.

     The Notes will be general unsecured obligations of the Company and will rank pari passu with the Company's existing and future unsecured and unsubordinated indebtedness. The Notes may not be redeemed or repaid prior to maturity and will not be subject to any sinking fund.

     The discharge and defeasance provisions and the covenant provisions described in the accompanying Prospectus under the caption 'Description of Debt Securities--Covenant Defeasance and Defeasance' and '--Covenants Applicable to Senior Securities' will apply to the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase the principal amounts of the Notes set forth opposite its name below:

                                                                                          PRINCIPAL
                                                                                          AMOUNT OF
                   UNDERWRITER                                                              NOTES
--------------------------------------------------------------------------------------   ------------
Goldman, Sachs & Co...................................................................   $ 75,000,000
J.P. Morgan Securities Inc............................................................     25,000,000
                                                                                         ------------
     Total............................................................................   $100,000,000
                                                                                         ------------
                                                                                         ------------

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the Underwriters intend to make a market in the Notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes. The Notes will not be listed on any securities exchange.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     J.P. Morgan Securities Inc. is an affiliate of Morgan Guaranty Trust Company of New York, which is the agent and a lender under the Revolving Credit Facility and has in the past engaged, and may in the future engage, in other commercial banking transactions with the Company. The Company intends to use a portion of the net proceeds of this offering to repay all amounts outstanding under the Revolving Credit Facility. Morgan Guaranty Trust Company of New York is expected to receive approximately 18.7% of such net proceeds (not including underwriting compensation). Because more than 10% of the net proceeds of the offering will be received by an entity who is affiliated with a member of the National Association of Securities Dealers, Inc. (the 'NASD') who is participating in the offering, the offering is being conducted pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD and the conditions of Rule 2720(c)(3)(c) of the Conduct Rules have been satisfied.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Steven J. Ford, Esq., the Company's General Counsel, and for the Underwriters by Shearman & Sterling, New York, New York. Mr. Ford is also a Vice President and the Secretary of the Company and beneficially owns certain securities of the Company.

                                   PROSPECTUS
                                  $300,000,000
                        CARLISLE COMPANIES INCORPORATED
                                DEBT SECURITIES

     Carlisle Companies Incorporated (the 'Company') may from time to time offer, together or separately, its unsecured debt securities consisting of debentures, notes or other unsecured evidences of indebtedness (the 'Debt Securities') in amounts, at prices and on terms to be determined at the time of the offering, which may be either senior (the 'Senior Securities') or subordinated (the 'Subordinated Securities'). The aggregate initial offering price of the Debt Securities offered hereby will not exceed U.S. $300,000,000 or its equivalent in any other currency, currency unit or composite currency determined at the applicable exchange rate at the time of sale. Through the date hereof, $150,000,000 of such Debt Securities have previously been sold.

     For each offering of Debt Securities for which this Prospectus is being delivered, there will be an accompanying Prospectus Supplement (the 'Prospectus Supplement'), which sets forth, where applicable, the designation or title of such Debt Securities, the maturity of such Debt Securities, the aggregate principal amount, premium (if any), the rate or rates of interest (which may be fixed or variable) or the method of calculation, and the date or dates and place or places of payment thereof, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, the currency or currencies, currency unit or units or composite currency or currencies ('Currency') in which such Debt Securities will be denominated (if other than U.S. dollars), any terms of subordination, the form of such Debt Securities (which may be in registered, bearer or global form) and the initial public offering price, the purchase price and net proceeds to the Company. The Prospectus Supplement will also contain information, as applicable, concerning certain material United States Federal income tax considerations relating to the particular Debt Securities offered thereby.

     The Company may sell Debt Securities to or through underwriters, and may also sell Debt Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See 'Plan of Distribution.'

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                  The date of this Prospectus is May 11, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or its regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 where certain securities of the Company are listed. The Commission maintains a Web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon the payment of fees prescribed by the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

     All reports and other documents filed by the Company pursuant to Section 13
(a), 13 (c), 14 or 15 (d) of the Exchange Act after the date of this Prospectus and before the termination of any offering of Debt Securities made hereby will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge to each person, including any beneficial owner, to whom a Prospectus is delivered upon the written request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this Prospectus). Requests for such documents should be submitted in writing, addressed to Steven J. Ford, Secretary, Carlisle Companies Incorporated, 250 South Clinton Street, Suite 201, Syracuse, New York 13202.

                                  THE COMPANY

     The Company manufactures and distributes a wide variety of products for industry, primarily of rubber, plastics and metal content. Its products include both components used by other companies in the manufacture of capital and consumer goods and those for the aftermarket. The Company is the leading producer, or among the leading producers, of many of its lines.

     Sales of the Company's products are reported by distribution to one of the following three industry segments: Construction Materials, Transportation Products and General Industry. The Company's principal products and services in each of these industry segments include:

          Construction Materials--elastomeric membranes, adhesives and related products for roofing systems and water barrier applications and outdoor recreation tiles.

          Transportation Products--custom manufactured rubber and plastic products for the automotive market (including precision molded engine components and blow molded bumper beams), brake linings and pads for heavy duty trucks, trailers and off-road vehicles, specialty friction products, brakes and actuation systems for construction equipment, refrigerated containers, insulated wire products, specialized lowbed transport trailers and specialized dump bodies and trailers.

          General Industry--molded plastic foodservice products, small pneumatic tires, stamped and roll-formed wheels, insulated wire products and stainless steel in-plant processing equipment and their related process control systems.

     Carlisle Companies Incorporated was incorporated in 1986 in Delaware as a holding company for Carlisle Corporation, which began operations in 1917, and its wholly-owned subsidiaries. Unless the context of this Prospectus otherwise requires, the term 'Company' refers to Carlisle Companies Incorporated and its wholly-owned subsidiaries and any divisions or subsidiaries they may have. The Company's diversified manufacturing operations are conducted through its subsidiaries. The principal executive offices of the Company are located at 250 South Clinton Street, Suite 201, Syracuse, New York 13202, and its telephone number is (315) 474-2500.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes of the Company and its subsidiaries, including working capital, capital expenditures, to finance acquisitions and to repay, redeem or repurchase its outstanding indebtedness. Pending such use, proceeds may be invested in marketable securities. Information concerning the Company's capital expenditures and acquisitions is set forth in the documents incorporated herein by reference and may be set forth in the Prospectus Supplement.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, as well as any modification or addition to the general terms of the Debt Securities as herein described that may be applicable to a particular series of Debt Securities, will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to the Prospectus Supplement relating thereto and to the following description.

     The Debt Securities will be issued under an Indenture dated as of January 15, 1997, as it may be supplemented from time to time (the 'Indenture'), between the Company and Fleet National Bank, Trustee (the 'Trustee'). The Indenture provides that there may be more than one trustee thereunder, each with respect to one or more series of Debt Securities. In the event that there is more than one trustee under the Indenture, the powers and trust obligations of each trustee as described herein will extend only to the series of Debt Securities for which it is Trustee. The following statements with respect to the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act'). Capitalized terms used herein are defined in the Indenture unless otherwise defined herein. Parenthetical references below are to the Indenture and, whenever any particular section of the Indenture or any term defined therein is referred to, such section or definition is incorporated herein by reference.

GENERAL

     The Debt Securities offered hereby will be limited to an aggregate initial offering price of U.S. $300,000,000 or its equivalent in any other Currency determined at the applicable exchange rate at the time of sale. The Indenture does not limit the amount of Debt Securities that can be issued thereunder and provides that additional Debt Securities may be issued in one or more series thereunder up to the aggregate principal amount which may be authorized from time to time by the Company's Board of Directors. The Debt Securities will be unsecured obligations of the Company. The Senior Securities will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Company, as described under '--Subordination,' as such provisions may be revised by the Prospectus Supplement relating thereto.

     The Prospectus Supplement accompanying this Prospectus sets forth a description of the particular Debt Securities offered thereby including: (i) the specific designation or title of such Debt Securities; (ii) the denominations in which such Debt Securities are authorized to be issued, if other than $1,000 or any integral multiple thereof in the case of Registered Securities and $5,000 in the case of Bearer Securities; (iii) the aggregate principal amount of such Debt Securities; (iv) the date or dates on which the principal of such Debt Securities will be payable or the method of determining such date or dates; (v) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (vi) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (vii) the place or places where principal of, premium (if any) and interest, if any, on such Debt Securities will be payable; (viii) the terms, if any, for redemption at the option of the Company or the holders of such Debt Securities, and for any repurchase or repayment; (ix) the date from which interest, if any, will accrue and the date or dates on which interest, if any, will be payable and the record date or dates therefor, or the method by which such date or dates will be determined; (x) the provision for any sinking fund or analogous payments; (xi) if other than U.S. dollars, the Currency in which such Debt Securities may be issued or payable and whether the Company or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a Currency other than that in which such Debt Securities are stated to be payable;
(xii) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (xiii) any addition to, or modification or deletion of, any Event of Default or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (xiv) the application, if any, of any defeasance or covenant defeasance provisions with respect to such Debt Securities or; (xv) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; (xvi) any terms for subordination of such Debt Securities; (xvii) whether such Debt Securities are to be issuable as Registered Securities, Bearer Securities or both, any restrictions applicable to the offer, sale and delivery of Bearer Securities and the terms, if any, upon which Bearer Securities may be exchanged for Registered Securities and vice versa (if permitted by applicable laws); and (xviii) any other special terms pertaining to such Debt Securities.

     Unless otherwise specified in the applicable Prospectus Supplement, (i) the Debt Securities will not be listed on any securities exchange and (ii) principal and premium (if any) or interest, if any, will be payable and the Debt Securities may be surrendered for payment at the corporate trust office of the Trustee, provided that payment of interest on Registered Securities may be made at the option of the

Company by check mailed to the address of, or by wire transfer to the account of, the person entitled thereto as it appears in the Security Register. Payments in respect of Bearer Securities will be made at such paying agencies outside of the United States as the Company may appoint. (Sections 301 and 1002)

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of such Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305) Special restrictions and considerations, including special offering restrictions and special United States Federal income tax considerations, applicable to any Bearer Securities and to payment on and transfer and exchange of Bearer Securities will be described in the Prospectus Supplement. Bearer Securities will be transferrable by delivery. (Section 305)

     Some of the Debt Securities may be issued at a substantial discount (bearing no interest or interest at below market rates) ('Discount Securities') to their stated principal amount. United States Federal income tax consequences and other special considerations applicable to any such Debt Securities will be described in the Prospectus Supplement relating thereto. If any series of Debt Securities is sold for, payable in or denominated in one or more Currencies (other than U.S. dollars), applicable restrictions, elections, terms and other information with respect to such series and such Currencies, and a discussion of the United States Federal income tax and other considerations applicable thereto, will be set forth in the Prospectus Supplement relating thereto.

     The general provisions of the Indenture do not limit the ability of the Company to incur additional indebtedness and do not afford the holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company. However, the Indenture contains certain covenants applicable with respect to Senior Securities which provide that neither the Company nor any Significant Subsidiary will subject certain of its properties or assets to any mortgage or other encumbrance unless the Senior Securities outstanding thereunder are secured equally and ratably with or prior to such other indebtedness thereby secured. See 'Limitations on Secured Debt' and 'Limitations on Sales and Leasebacks.' Reference is made to the Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described herein, including any addition of a covenant or other provision providing event risk or similar protection.

     The Indenture does not contain any provision that will restrict the Company from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock, nor does the Indenture contain any financial ratios, or specified levels of net worth or liquidity to which the Company must adhere. In addition, the Indenture does not contain any provision that would require that the Company repurchase or redeem or otherwise modify the terms of any of its Debt Securities upon a change in control or other events involving the Company which may adversely affect the credit worthiness of the Debt Securities.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture.

     'Attributable Debt' is defined to mean, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining primary term thereof, discounted from the respective due dates thereof to such date at the rate of interest per annum implicit in the terms of such lease, as determined in good faith by the Company, compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance, repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but shall not include any rent required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     'Consolidated Net Tangible Assets' is defined to mean the aggregate amount of assets (less applicable reserves and other property deductible items) after deducting (a) all current liabilities (excluding any thereof constituting Funded Debt by reason of being renewable or extendable) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense, and other like intangibles, all as set forth on the most recent balance sheet to the Company and its Subsidiaries and computed in accordance with generally accepted accounting principles.

     'Debt' is defined to mean notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

     'Funded Debt' is defined to mean all Debt having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower.

     'Nonrecourse Obligations' is defined to mean Debt or lease payment obligations substantially related to (i) the acquisition of assets not currently owned by the Company or any of its Significant Subsidiaries or (ii) the financing of the construction of or improvements to equipment or facilities involving the development of properties of the Company or any of its Significant Subsidiaries, as to which the obligee with respect to such indebtedness or obligation has no recourse to the general corporate funds or the assets, in general, of the Company or any of its Significant Subsidiaries.

     'Principal Property' is defined to mean any real property, manufacturing plant, warehouse or other physical facility and related fixtures and improvements, located in the United States of America (other than its territories or possessions), owned by the Company or any Subsidiary and the gross book value of which (without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 2% of Consolidated Net Tangible Assets, other than any such facility or portion thereof which the Board of Directors of the Company declares by resolution is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

     'Senior Indebtedness' is defined to mean all Debt of the Company, including principal and interest (and premium, if any) (including, without limitation, any interest that would accrue but for the occurrence of any event specified in paragraph (6) or (7) of '--Events of Default') on such Debt except (i) existing Subordinated Securities, (ii) such indebtedness as is by its terms expressly stated to be junior in right of payment to the Subordinated Securities, and
(iii) such indebtedness as is by its terms expressly stated to rank pari passu with the Subordinated Securities.

     'Significant Subsidiary' is defined to mean any Subsidiary of the Company which owns a Principal Property, any Subsidiary which accounts for 10% or more of the consolidated annual net sales or total assets of the Company at the end of the most recently completed fiscal year and any Subsidiary which owns directly or indirectly stock of a Significant Subsidiary.

     'Subsidiary' is defined to mean a corporation whose accounts are consolidated with those of the Company in accordance with generally accepted accounting principles.

COVENANTS APPLICABLE TO SENIOR SECURITIES

  Limitations on Secured Debt

     The Company has covenanted that it will not itself, and will not permit any Subsidiary to, create, incur, issue, assume or guarantee any Debt secured after the date of the Indenture by pledge of, or mortgage or other lien ('Mortgage') on, any Principal Property of the Company or any Significant Subsidiary, or any shares of stock or Debt of any Significant Subsidiary without effectively providing that the Senior Securities of all series issued pursuant to the Indenture (together with, if the Company shall so determine, any other Debt of the Company or such Significant Subsidiary then existing or thereafter created which is not subordinate to the Senior Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured Debt, so long as such secured Debt shall be so secured, unless after giving effect thereto, the aggregate principal amount of all such secured Debt then outstanding which would otherwise be prohibited, plus all Attributable Debt of the Company and its Significant Subsidiaries in respect of sale and leaseback transactions (as defined in '--Limitations on Sales and Leasebacks') occurring after the date of the Indenture which would otherwise be prohibited by the covenant described in '--Limitations on Sales and Leasebacks,' would not exceed 10% of the Consolidated Net Tangible Assets.

     This restriction does not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by: (i) Mortgages existing on the date of the first issuance of Debt Securities under the Indenture; (ii) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Significant Subsidiary; (iii) Mortgages in favor of the Company or any Signicant Subsidiary;
(iv) Mortgages in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute; (v) Mortgages on any real or personal property existing at the time of acquisition thereof or created within one year of such acquisition; (vi) Mortgages to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost or construction or improvement of the property subject to such Mortgage, provided, however, that (a) the principal amount of any Debt secured by such Mortgage does not exceed 100% of such purchase price or cost and (b) such Mortgage does not extend to or cover any other property other than such item or property and any improvements on such item; (vii) Mortgages securing industrial revenue, development or similar bonds; (viii) Mortgages created in connection with a project financed, or assets acquired, with, and created to secure any Nonrecourse Obligations; and (ix) any extension, renewal, refunding or replacement (or successive extensions, renewals, fundings or replacements), as a whole or in part, of any Mortgage referred to in the foregoing clauses (i) to
(viii), inclusive; provided, however, that (a) such extension, renewal, refunding or replacement Mortgage shall be limited to all or a part of the same property, shares of stock or Debt that secured the Mortgage extended, renewed, refunded or replaced (plus improvements on such property) and (b) the Debt secured by such Mortgage at such time is not increased.

  Limitations on Sales and Leasebacks

     The Company has covenanted that it will not itself, and will not permit any Significant Subsidiary to, enter into any sale or leaseback transaction (except a lease for a temporary period, including renewals, not exceeding three years and except leases between the Company and a Significant Subsidiary or between Significant Subsidiaries) unless, (i) after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such transactions occurring after the date of the Indenture and existing at such time (other than such sales and leaseback transactions as are in compliance with the provisions described in clause (ii) of this paragraph) plus all secured Debt then outstanding of the Company and its Significant Subsidiaries incurred after the date of the Indenture which would otherwise be prohibited by the covenant described in '--Limitations on Secured Debt' above, would not exceed 10% of Consolidated Net Tangible Assets; or (ii) (a) the gross proceeds of the sales or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and (b) within one year after such sale or transfer shall have been made by the Company or by a Significant Subsidiary, the Company or such Significant Subsidiary (1) applies all of the net proceeds to the retirement of Funded Debt of the Company or any Significant Subsidiary (other than at maturity or pursuant to any mandatory sinking fund payment or mandatory prepayment provision) or (2) applies or commits to apply all of the net proceeds to the purchase of property, facilities or equipment (other than property, facilities or equipment involved in such sale) which will constitute Principal Property.

SUBORDINATION

     The payment of the principal of (and premium, if any, on) and interest, if any, on the Subordinated Securities is expressly subordinated, to the extent and in the manner set forth in the Indenture, in right of payment to the prior payment in full of all present and future Senior Indebtedness of the Company. (Section 1401) If so indicated in the applicable Prospectus Supplement, the provisions regarding subordination of the Subordinated Securities set forth in Article Fourteen of the Indenture (or the definition of the term 'Senior Indebtedness' or any other term used therein) may differ from the provisions set forth below.

     The Company will not pay principal of, premium (if any) or interest on the Subordinated Securities or make any deposit pursuant to the provisions described under '--Satisfaction, Discharge and Defeasance Prior to Maturity or Redemption' below and may not repurchase, redeem or otherwise retire any Subordinated Securities if (i) any payment of principal, premium (if any) or interest, if any, on any Designated Senior Debt is not paid when due (after giving effect to any applicable grace periods) or (ii) any other default on Designated Senior Debt occurs and the maturity of such Designated Senior Debt is accelerated in accordance with its terms unless, in either case, the default has been cured or waived or has ceased to exist and any such acceleration has been rescinded or such Designated Senior Debt has been discharged or paid in full. However, the Company may make any payment with respect to Subordinated Securities without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the representative of the Designated Senior Debt with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing.

     Upon any distribution of the assets of the Company upon a total or partial liquidation or dissolution or any reorganization or similar proceeding (including bankruptcy, insolvency or receivership proceedings or upon any assignment for the benefit of creditors or any other marshalling of the Company's assets and liabilities) relating to the Company or any of its property (except in connection with a merger or consolidation under Article Eight of the Indenture), the holders of Senior Indebtedness will be entitled to receive payment in full of principal and interest (including interest accrued subsequent to the commencement of any bankruptcy proceeding) with respect to such Senior Indebtedness before the holders of Subordinated Securities are entitled to receive any payment or distribution of cash, securities (subject to certain exceptions) or other property with respect to the principal of or interest on the Subordinated Securities, and until the Senior Indebtedness is paid in full, any payment or distribution to which holders of Subordinated Securities would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear. If a distribution is made to Holders of Subordinated Securities that, due to the subordination provisions, should not have been made to them, such holders of Subordinated Securities are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

     If payment of the Subordinated Securities is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Designated Senior Debt or the representative of such holders of the acceleration. By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of Subordinated Securities.

     If this Prospectus is being delivered in connection with the offering of a series of Subordinated Securities, the Prospectus Supplement relating thereto, or information incorporated by reference therein, will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

     The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Subordinated Securities pursuant to the provisions described under '--Satisfaction, Discharge and Defeasance Prior to Maturity or Redemption.'

EVENTS OF DEFAULT

     The following are Events of Default with respect to Debt Securities of each series:

          (1) default in the payment of the principal of, or any premium on, any of the Debt Securities of such series as and when the same shall become due and payable either at Stated Maturity, upon redemption, by declaration or otherwise; or

          (2) default in the payment of any installment of interest, if any, upon any of the Debt Securities of such series as and when it shall become due and payable, and continuance of such default for a period of 30 days; or

          (3) default in the payment of any sinking fund payment, when and as due and payable by the terms of the Debt Securities of such series; or

          (4) default in the performance, or breach, of any covenant or agreement of the Company in the Debt Securities of such series in any resolution of the Board of Directors of the Company authorizing the issuance to such series, in the Indenture with respect to such series or in any supplemental indenture with respect to such series (other than a covenant or agreement a default in the performance or a breach of which is otherwise specified as an Event of Default or which has expressly been included in the Indenture and designated as being solely for the benefit of such series of Debt Securities other than such series), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Debt Securities of such series then Outstanding, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a 'Notice of Default' under the Indenture; or

          (5) a default under any debt in excess of $20,000,000 of the Company or any Significant Subsidiary (including a default with respect to Debt Securities of any series other than such series) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any such indebtedness for money borrowed by the Company or any Significant Subsidiary (including the Indenture), whether such indebtedness is existing or shall thereafter be created, and, if not already matured in accordance with its terms, such indebtedness has been accelerated, without such involuntary acceleration having been rescinded or annulled within a period of 15 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Debt Securities of such series then Outstanding, a written notice specifying such default and requiring the Company to cause such acceleration to be rescinded or annulled and stating that such notice is a 'Notice of Default' under the Indenture; provided, however, that, if, prior to the entry of judgment in favor of the Trustee for payment of the Debt Securities of such series, such default shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the Event of Default under the Indenture by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without any action on the part of the Trustee or any of the Holders; or

          (6) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for all or substantially all of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or

          (7) the Company shall commence a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for all or substantially all of its property, or make any general assignment for the benefit of creditors, or the admission by the Company in writing of its inability to pay its debts generally as they become due; or

          (8) any other Event of Default provided with respect to Debt Securities of such series. (Section 501)

     The Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of a series of any default (except payment defaults on any Debt Securities of that series) if it determines in good faith that the withholding of such notice is in the interests of the holders of Debt Securities of such series. (Section 602)

     If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then, and in each and every such case, unless the principal of all of the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then Outstanding, by notice in writing to the Company (and to the Trustee if given by Holders), may declare the entire principal amount (or, if the Debt Securities of such series are Original Issue Discount Securities (as defined in the Indenture), such portion of the principal as may be specified in the terms of such series) of all of the Debt Securities of such series and any premium and interest accrued thereon to be due and payable immediately, and upon any such declaration such principal amount (or specified amount) and any premium and interest accrued thereon shall become immediately due and payable.

     However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of Debt Securities of that series then Outstanding may, under certain circumstances, rescind and annual such acceleration. (Section 502) For information as to waiver of defaults, see '--Modification and Waiver.'

     Reference is made to the Prospectus Supplement relating to each series of Debt Securities which are Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     No holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for any remedy under the Indenture, unless (i) such holder has previously given written notice to the Trustee of a continuing event of default with respect to the Debt Securities of such series; (ii) the holders of at least 25% in aggregate principal amount of Debt Securities of such series then Outstanding have made a written request and offered reasonable indemnity to the Trustee to institute such proceeding; (iii) the Trustee has failed to institute any such proceeding within 60 days after its receipt of such notice, request and offer and (iv) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of the Debt Securities of such series then Outstanding. No one or more holders will have any right under any provision of the Indenture to affect, disturb or prejudice the rights of any other holder of Debt Securities or to obtain priority or preference over any other holders, or to enforce any right under the Indenture except in the manner provided in the Indenture and for the equal and ratable benefit of all the holders of Outstanding Debt Securities. (Section 507)

     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Debt Securities of that series then Outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series, unless the Trustee shall determine that the action specified would be in conflict with any rule or law or the Indenture or would be unduly prejudicial to the interests of the holders of Debt Securities of such series not joining in such direction. (Section 512)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1006)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Securities of each series affected thereby (each such series voting as a single class); provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal, or any installment of principal of or interest on, any Security, (b) reduce the principal amount thereof, or reduce any premium thereof or change the time of payment of any premium thereon, (c) reduce the rate or change the time of payment of interest thereon, if any, (d) reduce any amount payable on redemption of any such Security (if any), (e) reduce the Overdue Rate thereof, (f) change the place or Currency of payment of principal of, or any premium or interest thereon, (g) reduce the amount of principal of any Original Issue Discount Security payable upon acceleration of the Maturity thereof or the amount thereof provable in bankruptcy, (h) impair, if applicable, any right of repayment at the option of the Holder, (i) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, or (j) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1007) Prior to any declaration of acceleration, the Holders of a majority in principal amount of the Outstanding Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default not theretofore cured (i) in the payment of the principal of (or premium, if any) or interest on any Debt Securities of that series or (ii) in respect of any provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series affected. (Section 513)

     The Indenture contains provisions permitting the Company and the Trustee to enter into one or more supplemental indentures without the consent of the Holders of any of the Debt Securities for any of the following purposes: (i) to evidence the succession of another corporation to the Company and the assumption of the covenants of the Company by a successor to the Company; (ii) to add to the covenants of the Company for the benefit of the holders of any series of Debt Securities or surrender any right or power of the Company; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to, change or eliminate any provision affecting Debt Securities not yet issued; (v) to secure the Debt Securities; (vi) to establish the form or terms of Debt Securities; (vii) to evidence and provide for a successor Trustee; and
(viii) to cure any ambiguity or correct any mistake or defect or supplement any inconsistent provision or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of any Holder of Debt Securities of any series then Outstanding. (Section 901)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge into any Person, or convey, transfer or lease all or substantially all of its assets to any Person, unless
(i) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases all or substantially all the assets of the Company is organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes all of the Company's obligations under the Debt Securities and under the Indenture,
(ii) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) the Company has delivered to the Trustee an officers' certificate and opinion of counsel, each stating that the transaction complies with these conditions. (Section 801)

     In the event of any such consolidation, merger, conveyance or transfer, the Indenture provides that, if any Principal Property or any share of stock or Debt of any Significant Subsidiary would thereupon become subject to any Mortgage, all Senior Securities then Outstanding will be secured, as to such Principal Property or such share of stock or Debt, equally and ratably with (or prior to) the Debt that upon the occurrence of such transaction would become secured by such Mortgage, unless such Mortgage could be created under the Indenture with equally and ratably securing such Debt Securities. (Section 803)

COVENANT DEFEASANCE AND DEFEASANCE

     If the Company shall irrevocably deposit with the Trustee, in trust at or before maturity or redemption of the Debt Securities of any series, money and/or Government Obligations (as defined in the Indenture) that, through the payment of principal and interest in accordance with their terms, will provide funds sufficient, without reinvestment, to pay when due the principal of, premium (if any) and interest, if any, on such Debt Securities and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor, then the Company shall be released from (i) in the case of Senior Securities of any such series, its obligations under Sections 1004 and 1005 of the Indenture (being the restrictions described herein under 'Limitations on Secured Debt' and 'Limitations on Sales and Leasebacks') or (ii) in the case of Senior Securities or Subordinated Securities of any such series, its obligations with respect to any other covenant ('covenant defeasance'), and any omission to comply with such obligations will not constitute an Event of Default with respect to such Debt Securities. (Sections 1303 and 1304). Upon the deposit of money or securities as contemplated in the preceding sentence, the Company may elect to defease and be discharged from any and all obligations with respect to all of or a portion of a particular series of Debt Securities (except for obligations (a) to register the transfer of or exchange Securities of such series and any related coupons; (b) to replace temporary or mutilated, destroyed, lost or stolen Securities of such series and any related coupons; (c) to maintain an office or agency in respect of Securities of such series and any related coupons; and (d) to hold moneys for payment in trust) ('defeasance'). (Section 1302)

     Covenant defeasance or defeasance of Debt Securities of any series is subject to the satisfaction of certain additional conditions, including among others: (1) the absence of an Event of Default or event which, with notice or lapse of time, would become an Event of Default at the date of the deposit, (2) such covenant defeasance or defeasance will not cause any Debt Securities of such series then listed on any nationally recognized securities exchange to be delisted, and (3) such covenant defeasance or defeasance will not result in a breach of, or constitute a default under, any agreement or instrument by which the Company is bound. (Section 1304)

     If indicated in the Prospectus Supplement relating to a series of Debt Securities, Government Obligations may include obligations of the government, and obligations guaranteed by such government, issuing the Currency in which Debt Securities of such series are payable. (Section 1304)

     In order to exercise its defeasance option, the Company must deliver to the applicable Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the execution of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred. (Section 1304)

     No opinion of counsel is required in order for the Company to exercise its covenant defeasance option, but under current Federal income tax law, unless accompanied by other changes in the terms of the Debt Securities, covenant defeasance should not be treated as a taxable event to the Holders of the Debt Securities. In the event the Company effects covenant defeasance with respect to any Debt Securities and any related coupons and such Debt Securities and related coupons are declared due and payable because of the occurrence of any Event of Default (other than (a) in the case of Senior

Securities, the Event of Default described in clause (4) under 'Events of Default' with respect to Sections 1004 and 1005 of the Indenture (which Sections would no longer be applicable to such Senior Securities or coupons) or (b) an Event of Default described in clause (4) or (8) under 'Events of Default' with respect to any other covenant as to which there has been defeasance), the realizable value of the money and Government Obligations on deposit with the Trustee may not be sufficient to pay amounts due on such Debt Securities and coupons at the time of the acceleration resulting from such Event of Default, in that the required deposit with the Trustee is based on scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors. However, the Company would remain liable to make payment of such shortfall amounts due at the time of acceleration.

     The Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described herein.

BOOK-ENTRY SECURITIES

     Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement. Global securities may be issued in either registered or bearer form and in either temporary or permanent form (each a 'Global Security'). Unless otherwise provided in the Prospectus Supplement, Debt Securities that are represented by a Global Security will be issued in denominations of $1,000 and any integral multiple thereof, and will be issued in registered form only, without coupons. Payments of principal of (and premium, if any) and interest, if any, on Debt Securities represented by a Global Security will be made by the Company to the applicable Trustee and then by such Trustee to the depository.

     The Company anticipates that any Global Security in registered form will be deposited with, or on behalf of, The Depository Trust Company ('DTC'), New York, New York, that such Global Securities will be registered in the name of DTC's nominee, and that the following provisions will apply to the depository arrangements with respect to any such Global Securities. Additional or differing terms of the depository arrangements will be described in the Prospectus Supplement.

     So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of Debt Securities in certificated form and will not be considered the owners or holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Security.

     If (i) DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days following notice to the Company, (ii) the Company determines, in its sole discretion, not to have any Debt Securities represented by one or more Global Securities, or
(iii) an Event of Default under the Indenture has occurred and is continuing, then the Company will issue individual Debt Securities in certificated form in exchange for beneficial interests in such Global Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest and to have such Debt Securities in certificated form registered in its name. Unless otherwise provided in the Prospectus Supplement, Debt Securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

     The following is based on information furnished by DTC:

          DTC will act as securities depository for the Debt Securities. The Debt Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Security certificate will be issued with respect to each $200 million of principal amount of the Debt Securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series.

          DTC is a limited-purpose trust company organized under the New York Banking Law, a 'banking organization' within the meaning of the New York Banking Law, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the New York Uniform Commercial Code, and a 'clearing agency' registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, DTC holds securities that its participants ('Participants') deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participant's accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ('Direct Participants'). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ('Indirect Participants'). The rules applicable to DTC and its Participants are on file with the Commission.

          Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Security ('Beneficial Owner') is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

          To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

          Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Redemption notices shall be sent to Cede & Co. If less than all of the Debt Securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

          Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an 'Omnibus Proxy') to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

          Payment of principal (and premium, if any) and interest, if any, on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in 'street name', and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal (and premium, if any) and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

          DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depository is not appointed, Security certificates are required to be printed and delivered.

          The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Unless stated otherwise in the prospectus supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Securities will be Direct Participants in DTC.

     None of the Company, any underwriter or agent, the applicable Trustee or any Paying Agent will have any responsibility or liability of any aspect of the records relating to, or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

REGARDING THE TRUSTEE

     The Indenture, by reference to Section 315 of the Trust Indenture Act, provides that, except during the continuance of an Event of Default, the Trustee shall perform only such duties as are specifically set forth in the Indenture. During the continuance of any Event of Default, the Trustee shall exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The Trustee may acquire and hold Debt Securities and, subject to certain conditions, otherwise deal with the Company as if it were not the Trustee under the Indenture. (Section 605)

     The Trustee is a lender under certain of the Company's existing credit facilities and conducts other banking transactions with the Company in the ordinary course of the Company's business.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to purchasers or through agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Debt Securities will be passed upon for the Company by Steven J. Ford, the Company's General Counsel, and may be passed upon for any underwriters by Shearman & Sterling, New York, New York. Mr. Ford is also a Vice President and the Secretary of the Company and beneficially owns certain securities of the Company.

                                    EXPERTS

     The consolidated financial statements and schedules incorporated by reference herein to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as expert in giving said reports.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO ITS DATE.

                         ------------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                 PAGE
                                                 ----
The Company...................................    S-2
Use of Proceeds...............................    S-3
Capitalization................................    S-4
Selected Historical Financial Data............    S-5
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................    S-6
Description of the Notes......................   S-12
Underwriting..................................   S-12
Legal Matters.................................   S-13

                  PROSPECTUS
Available Information.........................      2
Incorporation of Certain Information by
  Reference...................................      2
The Company...................................      3
Use of Proceeds...............................      3
Description of Debt Securities................      3
Plan of Distribution..........................     15
Legal Matters.................................     16
Experts.......................................     16


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


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                                  $100,000,000



                               CARLISLE COMPANIES
                                  INCORPORATED



                               6.70% SENIOR NOTES
                                DUE MAY 15, 2008







                         ------------------------------

                             PROSPECTUS SUPPLEMENT

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                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.




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